# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 30, 2015

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Bridgepoint Education, Inc.

### File No. 001-34272 -- CF# 32032

_____

Bridgepoint Education, Inc. submitted an application under Rule 24b-2 requesting extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed October 1, 2009 and Forms 10-K filed March 2, 2010 and March 2, 2011.

Based on representations by Bridgepoint Education, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 99.1 to Form 8-K filed October 1, 2009 | through September 30, 2019 |
| Exhibit 10.45 to Form 10-K filed March 2, 2010 | through September 30, 2019 |
| Exhibit 10.46 to Form 10-K filed March 2, 2010 | through September 30, 2019 |
| Exhibit 10.47 to Form 10-K filed March 2, 2010 | through September 30, 2019 |
| Exhibit 10.54 to Form 10-K filed March 2, 2011 | through September 30, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary